December 19, 2017

Attn: Jay Ingram, Legal Branch Chief

Office of Manufacturing and Construction

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	ADM Endeavors, Inc.
Amendment No 1 to Registration Statement on Form S-1
Filed November 13, 2017
File No. 333-220452

Ladies and Gentlemen:

ADM Endeavors, Inc. (the “ADM Endeavors” or the “Company”) provides the following response (the “Response Letter”) to the comments contained in the letter (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated November 20, 2017, relating to the above-referenced filing.

In response to the following enumerated comments in the Comment Letter, we respectfully submit the following responses:

Recent Sales of Unregistered Securities, page 55

1.	We note your response to prior comment 4 and reissue our comment. We also note the sale of unregistered securities disclosed in previously filed quarterly reports. For example:

●	During the second quarter of 2015 you issued 5,375,000 and 2,225,000 shares for consulting services.

●	On May 30, 2016, you issued 2,250,000 shares for consulting services.

●	On July 26, 2016, you issued 350,000 shares for consulting services.

●	On May 30, 2017, you issued 2,250,000 shares for consulting services.

●	On June 30, 2017, you issued “approximately 187,500” shares.

Please revise to include all unregistered sales of securities within the past three years, including any shares issued as compensation on lieu of salary or for services rendered. Please refer to Item 701 of Regulation S-K. In addition, please revise the list of selling security holders on page 16 accordingly.

Response: We have revised the unregistered sales of equity securities section to list all unregistered sales of securities within the past three years. We have also updated the list of selling security holders on page 16, accordingly.

Thank you for your assistance and review.

Sincerely,

ADM Endeavors, Inc.

/s/ Ardell Mees
Ardell Mees
Chief Executive Officer